[Letterhead of McDermott Will & Emery LLP]

September 15, 2005

VIA FACSIMILE AND EDGAR

Ms. Amanda McManus

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FORE Holdings L.L.C.
File No. 0-50161
Preliminary Proxy Statement on Schedule 14A
Filed on August 22, 2005

Dear Ms. McManus:

Further to our telephone conference on September 15, 2005, on behalf of FORE Holdings L.L.C. (the “Company”), this letter responds to the Staff’s oral comments with respect to the above-referenced filing.

1.	The Company believes that the fair market value of its investment in Overlook Associates as of June 30, 2005 was $52 million. As of such date, the Company had entered into a preliminary agreement relating to the sale of its interest in Overlook Associates which would yield net proceeds to the Company of that amount. In addition, the Company was actively negotiating definitive documents with respect to the transaction at that time.

2.	As of June 30, 2005, the Company’s assets, other than its investment in Hewitt Associates and its investment in Overlook Associates, consisted of cash and cash equivalents, rent receivable, amounts due from owners and a direct interest in one additional parcel of real estate. Further, we have been advised that the Company had invested its cash and cash equivalents in money market mutual funds. We believe that these others assets do not constitute “investment securities” within the meaning of Section 3(a)(1)(C) of the Investment Company Act.

September 15, 2005

If you have any questions, please do not hesitate to contact the undersigned at (312) 984-7617.

Sincerely,

/s/ Eric Orsic

Eric Orsic

cc: David L. Hunt, Chairman